

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2010

Marc Sherman
Chief Executive Officer
QSGI INC.
400 Royal Palm Way, Suite 302
Palm Beach, Florida 33480

     Re: **QSGI INC.**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 31, 2009
             Form 10-Q for the Fiscal Period Ended March 31, 2009
             Filed May 14, 2009
             File No. 1-32620

Dear Mr. Sherman:

     We have completed our review of your filings and do not have any further comments at this time.

                 Sincerely,

                 H. Christopher Owings
                 Assistant Director